UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vogue Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18911 COLLINS AVE., SUITE 1201

SUNNY ISLES BEACH	FL	33160
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMILY HIGSON (425) 877-1954
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06.02)

OATH OR AFFIRMATION

I, JOSEPH HAYKOV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vogue Capital Management, LLC as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHNATHAN M. BLUHM
MY COMMISSION # FF21023
EXPIRES: May 23, 2017
NOTARY PUBLIC STATE OF FLORIDA

[signature]
Notary Public

[signature]
Signature

CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statements of Income (Loss).
- ☒ (d) Statements of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* Reserve requirement is not applicable

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1)FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT AUDITORS' REPORT

To the Member
Vogue Capital Management LLC
Sunny Isles Beach, Florida

We have audited the accompanying statement of financial condition of Vogue Capital Management LLC (a development stage company) ("the Company") as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and for the years ended December 31, 2013 through 2011, which are included in the cumulative period from August 21, 2008, (date of formation) through December 31, 2013, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vogue Capital Management LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, and for the years December 31, 2013 through 2011, which are included in the cumulative period from August 21, 2008 (date of formation) through December 31, 2013, in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Other Matter

The Company's financial statements for the period from August 21, 2008 (date of formation), through December 31, 2010, were audited by other auditors whose report dated February 2, 2011, expressed an unqualified opinion on those statements. The financial statements for the period from August 21, 2008 (date of formation), through December 31, 2010, reflect a net loss of $141,960. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

Peterson Sullivan LLP

February 18, 2014

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash	$	29,014
Prepaid expenses		1,468
	$	30,482
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	3,000
Due to related parties		10,167
Total liabilities		13,167
Member's Equity		17,315
	$	30,482

See Notes to Financial Statements

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2013, and for the Period from August 21, 2008 (Date of Formation) to December 31, 2013

	For the Year Ended December 31, 2013	Cumulative During the Development Stage - August 21, 2008 through December 31, 2013
Revenues		
Service revenue	$ -	$ -
Interest income		32
Other income	1,223	1,223
	1,223	1,255
Expenses		
Professional fees	19,100	85,962
Employee compensation and benefits	18,000	153,631
Office and other expense	4,825	15,388
Occupancy expense	1,800	9,150
	43,725	264,131
Net loss	**$ (42,502)**	**$ (262,876)**

See Notes to Financial Statements

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2013, and for the Period from August 21, 2008 (Date of Formation) to December 31, 2013

	For the Year Ended December 31, 2013	Cumulative During the Development Stage - August 21, 2008 through December 31, 2013
Balance, beginning of period	$ 18,619	$ -
Member contributions	41,198	280,191
Net loss	(42,502)	(262,876)
Balance, end of period	$ 17,315	$ 17,315

See Notes to Financial Statements

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2013, and for the Period from August 21, 2008 (Date of Formation) to December 31, 2013

	For the Year Ended December 31, 2013	Cumulative During the Development Stage - August 21, 2008 through December 31, 2013
Cash Flows from Operating Activities		
Net loss	$ (42,502)	$ (262,876)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in operating assets and liabilities		
Prepaid expenses and other assets	(434)	(1,468)
Accounts payable and accrued expenses	1,000	3,000
Due to related parties	20,766	154,858
Net cash flows from operating activities	(21,170)	(106,486)
Cash Flows from Financing Activity		
Member contributions	20,000	135,500
Net change in cash	(1,170)	29,014
Cash, beginning of period	30,184	
Cash, end of period	$ 29,014	$ 29,014
Supplemental Disclosure of Noncash Financing/Investing Activities		
Forgiveness of amounts due to related parties, treated as a member contribution	$ 21,198	$ 144,691

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Vogue Capital Management LLC (a company in the development stage) ("the Company") is a limited liability company organized under the laws of the state of Delaware on August 21, 2008. In September 2009, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will introduce U.S. equities trades on behalf of the institutional clients of one affiliated investment manager.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

Development Stage Company

The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies. The planned principal operations have not yet commenced since the Company's formation. The Company complies with the accounting and reporting requirements of a development stage company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. On occasion, the Company may have deposits in excess of federally insured limits.

Other Income

Other income represents a rebate received from FINRA for membership fees.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner. The Company does not file federal tax returns at the Company level as it is owned by a single member, the Company's Chief Executive Officer.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Liquidity

The Company faces many of the risks encountered by development stage companies, including rapidly changing market conditions. The member is committed to contribute capital to meet regulatory requirements until the Company starts to generate revenue and is able to sustain itself.

Note 3. Related Party Transactions

The Company maintains an expense sharing agreement with an affiliate which is under common control to provide administrative and human resources services. In accordance with this agreement, the Company incurred $18,966 in expenses for the year ended December 31, 2013. The Company also maintains an expense-sharing agreement with the Company's member to provide office space and the related utility costs. In accordance with this agreement, the Company incurred expenses of $1,800 for the year ended December 31, 2013. During the period from August 21, 2008 through December 31, 2013, the Company incurred a total of $154,859 under similar agreements with these related parties.

During 2013, a total amount of $21,198 of expenses owed to these related parties was forgiven and treated as member contributions. In addition, for the period August 21, 2008, through December 31, 2013, $144,691 of expenses owed to the related party was forgiven and treated as a member contribution.

Note 4. Commitments, Contingencies, and Guarantees

Management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2013.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2013, the required minimum net capital was $5,000. The Company had computed net capital of $15,847 at December 31, 2013, which was in excess of the required net capital level by $10,847. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.83 to 1.

SUPPLEMENTARY INFORMATION

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

COMPUTATION OF NET CAPITAL

Member's equity	$	17,315
Deductions		
Prepaid expenses		1,468
Net capital		15,847
Minimum net capital		5,000
Excess net capital	$	10,847

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	3,000
Due to related parties		10,167
Total aggregate indebtedness	$	13,167

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		83%
Ratio of aggregate indebtedness to net capital		0.83 to 1

Vogue Capital Management LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FINANCIAL REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2013

Net capital per the broker's unaudited Focus Report, Part IIA and per Audited Financial Statements	$ 15,847

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of the audit.

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Vogue Capital Management LLC
Sunny Isles Beach, Florida

In planning and performing our audit of the financial statements of Vogue Capital Management LLC (a development stage company) ("the Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

601 Union Street
Suite 2300
Seattle, WA 98101
(206) 382-7777 MAIN
(206) 382-7700 FAX
pscpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 18, 2014

CONTENTS

Page

VOGUE CAPITAL MANAGEMENT LLC
(a company in the development stage)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

peterson sullivan LLP

Certified Public Accountants
& Advisors